ANNALY CAPITAL MANAGEMENT, INC. AND SUBSIDIARIES

Exhibit 21.1
Subsidiaries of Registrant (1)

Annaly Capital Management, Inc.	Maryland
Annaly Middle Market Lending LLC	Delaware
Annaly TRS, Inc.	Delaware
Arcola Securities, Inc.	Maryland
Onslow Bay Financial LLC	North Carolina
(1) In accordance with Item 601(b)(21)(ii) of Regulation S-K only the names of significant subsidiaries have been included.